Exhibit 99(a)(1)(C)

INTERNAP NETWORK SERVICES CORPORATION

ELECTION TO PARTICIPATE IN OPTION CANCELLATION AND REGRANT PROGRAM

I,                     , have received and carefully reviewed the Offer to Exchange Outstanding Options dated November 18, 2002 (the “Offer”) to certain employees of Internap Network Services Corporation (the “Company”) holding certain options to purchase Common Stock. The Offer sets forth the terms of an Option Cancellation and Regrant Program (the “Program”). (Capitalized terms not otherwise defined in this Election Form shall have the meaning set forth in the Offer.)

Pursuant to the terms of the Program, I elect to have one or more Eligible Options held by me, as specified below, cancelled in exchange for a right to receive Replacement Options. I hereby agree that, unless I revoke my election on or before December 19, 2002, or a later date if we extend the Offer (the “Expiration Date”), my election will be irrevocable and such Eligible Options will be cancelled in their entirety on the Expiration Date. I understand that, subject to my continued employment, I will have the right to receive Replacement Option(s), to be granted on a date between June 20, 2003 and July 21, 2003 on a date specified by the Board of Directors, or a later date if the Company extends the Offer. I understand that this election will automatically be revoked if my employment terminates on or before the Expiration Date.

I hereby elect to cancel, upon the terms and conditions of the Program stated in the Offer, the following Eligible Option(s):

Grant Number	Option Grant Date	Number of Unexercised Shares Subject to Option	Grant Number	Option Grant Date	Number of Unexercised Shares Subject to Option

I understand that any Eligible Options granted to me since May 17, 2002, will automatically be surrendered for cancellation under the Program even if such options are not listed above. I agree to deliver to the Company, if so requested by the Company in order to effect the cancellation of any Eligible Option(s), the original stock option grant form(s) for such cancelled Eligible Option(s). I acknowledge that I will have no right to exercise all or any part of the cancelled Eligible Option(s) after the date of this election and that such Eligible Options will be cancelled as of the Expiration Date.

I further acknowledge and agree that neither the ability to participate in the Program nor actual participation in the Program shall be construed as a right to continued employment with the Company (except on an at will basis). I agree that the Company has made no representations or warranties to me regarding this Program or the future pricing of the Company’s stock and that my participation in this Program is at my own discretion. I agree that the Company shall not be liable for any costs, taxes, loss or damage that I may incur through my election to participate in this Program.

I further acknowledge and agree that the Company will determine, in its discretion, all questions as to the number of shares subject to Eligible Options and the validity, form, eligibility (including time of receipt) and acceptance of this election form. The Company’s determination will be final and binding on all parties.

, 2002

Name:	(Print Name)	(Signature)	(Date)

Social Security No.: